Exhibit 99.1

VRU solution – pitch deck Making roads safer for drivers, passengers, and pedestrians

Legal notice 2 This investor deck contains forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . All statements other than statements of historical fact in this deck are forward - looking statements, including but not limited to, the ability of SaverOne’s technology to substantially improve the safety of drivers ; SaverOne’s planned level of revenues and capital expenditures ; SaverOne’s ability to market and sell its products ; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products ; SaverOne’s intention to advance its technologies and commercialization efforts ; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights ; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses ; interpretations of current laws and the passage of future laws ; acceptance of SaverOne’s business model ; the ability to correctly identify and enter new markets ; the impact of competition and new technologies ; general market, political and economic conditions in the countries in which SaverOne operates ; projected capital expenditures and liquidity ; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees ; any resurgence of the COVID - 19 pandemic and its impact on SaverOne’s business and industry ; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas ; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the “SEC”) on March 25 , 2024 and in subsequent filings with the SEC . The Company's filings are available on its website at www . sec . gov . These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry . The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results .

Israel Headquarters 2014 Year Founded SVRE Nasdaq & TASE listed since 2020/22 50+ Employees 100+ A c ti v e C u s t o m e r s 20+ diverse IP Portfolio registered & pending We are SaverOne 3 3

Focus of this pitch In - cabin driver distraction prevention Driver safety solution designed to combat distracted driving by identifying and monitoring cell phones located in the driver’s vicinity and selectively blocking distracting apps Vulnerable Road User safety solution Detection & localization of Vulnerable Road Users (VRUs) outside the vehicle even in non - line - of - sight (NLOS) and adverse weather conditions through mobile signals 2 products Our mission is to make roads safer for drivers, passengers, and pedestrians alike – through cellular network - based technological solutions 4

Our experienced leadership team



Jacob Tenenboim
Chairman

35+ years in technology management & entrepreneurship

Among his exits are: GENIEO, InsureWorx, SPL



Ori Gilboa
Chief Executive Officer

25+ years in automotive & retail industries

- CEO — JR/DUTY FREE JAMES RICHARDSON
- CEO — נגב
- Manager — MAYER CARS AND TRUCKS CO. LTD



Yossi Cohen
Chief Operating Officer & Co-Founder

20+ years in leading global operations in high-tech areas

- Senior Manager of Program Management & Business Operations — MOTOROLA SOLUTIONS



Yoav Zilber
Head of Business Development

20+ years in international marketing & business development

- VP Business Development Africa — VITAL CAPITAL
- CEO — Jet Investment



Aviram Meidan
Vice President Research & Development

20+ years in automotive product development

- VP R&D — MICRONET
- CTO — Telit wireless solutions
- Senior Manager — motorola



Omri Hagai
Chief Financial Officer

10+ years of experience in financial management of public companies

- Director of Finance — BrainsWay
- Disclosure & Reporting controller — ICL

5

6 Vulnerable road users (VRU) require special attention & protection Non - motorised road users such as pedestrians (especially children), cyclists, motor - cyclists and persons with disabilities/ reduced mobility & orientation are unprotected in case of collisions Source: European commission

7 Despite developments in vehicle safety, vulnerable road users (VRUs) are still at risk today Distribution of deaths by road user type, globally 2 3% 3 0 % Powered 2/3 wheelers 21% 6% Cyclist Pedestrians 4 - w hee l e r s Others 1 21% ~1.2mn road traffic fatalities p.a. Source: Global status report on road safety 2023 – WHO, press search, Destatis 1. Occupants of vehicles carrying more than 10 people, heavy goods vehicles and “other” users 2. Average cost of road - traffic injuries in Germany 3. ~160k VRU injuries in road traffic in Germany 2019 VRUs account for ~50% of fatalities Every 53 seconds a VRU dies on the road Already slight injuries cost ~6.3k USD per injury 2 Serious injuries cost ~140k USD per injury 2 ~5bn USD total injury cost in Germany annually 3

While the industry is aware of the issue, current solutions cannot detect VRUs in non-line-of-sight, posing a safety challenge

Existing sensors today…

LiDAR

- ➕ Range, night operation, Distance detection, classifications of objects
- ➖ No NLOS[1] detection, weather impact, no color detection

LUMINAR, INNOVIZ, AEVA, Valeo, WAYMO

Radar

- ➕ Velocity detection, night operation, weather resistance
- ➖ Very limited NLOS[1] detection, no color detection, limited classification

BOSCH, MAGNA, APTIV, Continental

Camera

- ➕ Color detection, object classification
- ➖ No NLOS[1] detection, weather impact, limited range detection

BOSCH, MAGNA, APTIV, Continental, Panasonic

… cannot detect VRUs in non-line-of-sight



Detection of potential VRU is blocked by bus stop – no information about VRU and potential collision can be provided to driver

> Detection of VRUs is a big problem in bad weather and darkness - current sensor technology cannot address these issues sufficiently
>
> *Former VP, Head of LiDAR Segment at Tier-1 supplier*

1. Non-line-of-sight

8

SAVERONE

Our radiofrequency-based VRU solution solves this issue & makes roads safer for everyone


6 SaverOne algorithm issues information to vehicle ECU in case of potential collision
4 RF signals captured by SaverOne ADAS sensor
5 SaverOne algorithm calculates vector of movement and speed of pedestrian
2 Pedestrian at bus stop, in non-line-of-sight of vehicle
3 RF signals from pedestrian's phone pass through bus stop
1 A car approaches the crosswalk
RF ray power scale index
-107.7 dBm
-57.4 dBm

Watch a video of how it works

Optional for truck OEM

Our radiofrequency-based sensor could even detect rear overtaking vehicles or VRUs in the future


1 A truck changes lanes to pass another truck in adverse weather
2 Adverse weather conditions & trailer block line of sight
3 RF signals captured by SaverOne ADAS sensor
4 SaverOne algorithm calculates vector of movement of truck and issues information to vehicle ECU
RF ray power scale index
-107.7 dBm
-57.4 dBm

The VRU solution can specifically detect VRUs around corners or hidden by obstacles – and in the future, also rear blindspots Blind spot detection Detection of cars and VRUs in blind - spots (especially relevant for trucks or in poor weather/ lighting) VRUs around corners Pedestrian approaching road from around the corner, not visible to the driver and not detectable by other sensors VRUs behind obstacles Pedestrian emerging between 2 parked cars, not visible to the driver and only detectable by strategically low or highly placed LiDAR systems Main use cases Future use case 11

No other sensor set-up today can do this – our solution is required to detect VRUs in non-line-of-sight

✓ (red) Use case covered under most conditions ✓ (orange) Covered better vs. other combinations ✗ Not (adequately) covered

		Individual sensors				Relevant sensor combinations			
	Safety use case	Camera	Radar	LiDAR	RF VRU solution SAVERONE	Radar + camera	Radar + LiDAR + camera	Radar + camera + SAVERONE	Radar + LiDAR + camera + SAVERONE
	VRU in non-line-of-sight	✗	✗[1]	✗	✓ (red)	✗[1]	✗[1]	✓ (red)	✓ (red)
	Rear overtaking vehicles[2]	✗	✗	✗	✗	✗	✗	✓ (orange)	✓ (orange)

The VRU sensor **complements the existing ADAS sensor suite** to detect VRUs in bad weather & lighting and outside-line-of-sight situations

1. Only basic detection of (moving) VRUs between cars through low-positioned sensors
2. Especially relevant for trucks, given limited availability of rear sensors and large trailers

12

SAVERONE

The VRU solution in a nutshell Technical details Detection, classification, localization, tracking of VRUs and notification of driver in case of potential collision Reception and analysis of radiofrequency signals 1 Operating range up to 150 meters Capacity Up to 50 phones High accuracy with <1 meter error 2 Error of algorithm in predicting pedestrian position depends on distance from the car (20 - 50m) and obstacle between pedestrian and car (glass, concrete) – depicted relative to body size, details in appendix Alternative 1 13 High Accuracy: error <1 meter 1. Cellular & Wifi supported (700 - 3,800 MHz, 5800 - 5900 MHz BLE) 2. Simulation conducted in Wireless Insite

The VRU solution in a nutshell Technical details Detection, classification, localization, tracking of VRUs and notification of driver in case of potential collision Reception and analysis of radiofrequency signals 1 Operating range up to 150 meters Capacity Up to 50 phones High accuracy with <1 meter error 2 Alternative 2 Error of algorithm in predicting pedestrian position depends on distance from car (20 - 50m) and obstacle between pedestrian and car (glass, concrete) – depicted relative to body size, details in appendix High Accuracy: error <1 meter ~ 0.1m ~ 0.4m ~ 0 . 8 m Location prediction of pedestrian with <1 meter error 1. Cellular & Wifi supported (700 - 3,800 MHz, 5800 - 5900 MHz BLE) 2. Simulation conducted in Wireless Insite 14

15 Our VRU solution addresses a new market of ~ 1.5 bn USD in 2035 2035 0 .4 1 .5 +54% p.a. 2035 TAM 2 consists of…. Source: Market model, expert survey, expert interviews Global automotive RF - sensor market for VRU detection 1 , in USDbn ~ 31m passenger cars light commercial vehicles tr u cks ~ 3 .7 m ~1 . 5m ~ 0 .2 m bu ss e s 0.1 2028 2030 1. Including passenger cars, light commercial vehicles, truck, busses, robo - taxis 2. TAM = Total addressable market

We address core pain points of our customers

Strong applicability for customer | Limited applicability for customer | No applicability

Core value proposition	Passenger car OEMs	Truck & Bus OEMs	Robo-taxis
Enhanced safety, improving value and selling proposition	Strong applicability	Strong applicability	Strong applicability
Potential improved safety ratings/ regulatory benefits[1]	Strong applicability	Limited applicability	Limited applicability
Reduced risk of liability claims[2]	Limited applicability	Limited applicability	Strong applicability
Lower insurance cost	Limited applicability	Strong applicability	Strong applicability
Optimized vehicle utilization (driving speed of AD[3] potentially limited due to safety)	No applicability	Strong applicability	Strong applicability
Projected take rates from expert survey[4]	Entry 10-30%; Volume 20-40%; Premium 50-80%	40-80%	~80%

1. If testing procedures and/or scoring criteria are adjusted
2. In autonomous driving modes
3. AD = Autonomous Driving
4. Based on Expert interview with n=24 experts

16

SAVERONE

Target customers show a high willingness to pay for a new sensor technology like ours

Willingness to pay by customer type, in USD


200 USD
100 USD
Premium OEM
Mass-market OEM
Tier-1 supplier
Truck company
Bus company
Robo-taxi

"If there was a working VRU detection sensor, there would for sure be a willingness to pay, I would estimate ~50 USD"
– Former Chief Safety Officer at premium OEM

"If performance, accuracy and reliability are proven, I believe OEMs would be willing to pay ~100 EUR for such a sensor"
– Former VP, Head of LiDAR Segment at Tier-1 supplier

17 Source: Expert survey with n = 24

SAVERONE

The VRU solution could save insurance claim costs of up to ~260+ USD over the lifetime of a passenger car

~260 USD

Insurance claim cost could be saved on average over the lifetime of a vehicle from avoidance of collisions with VRUs

0.064	0.74%	12y	45.3k
Collision claims per vehicle p.a.[1]	Claims involving VRU	Over lifetime	Average spend per claim

Potential upsides

7x — **Potential value of up to ~ 1,875 USD on average for taxis generally** given higher utilization and even further upside for robotaxis due to no breaks required

30x — **Potential value of up to ~8,400 USD on average in the US** given higher cost for VRU accidents with large tail towards high-end (about 1/3 of accidents with costs >600k USD)

cruise e.g., **~8-12mn USD settlement** with a pedestrian hit by robotaxi

1. p.a. = per annum

Note: Rounding of individual numbers

Source: Global tier-1 Management Consultancy

18

SAVERONE

There is no direct competition – our solution is the only one that protects VRUs even if they do not have an app

		SAVERONE	Competitor 1	Competitor 2
Passive reception of signals	Independent of active communication between two media	✓ Passive radio-frequency signal detection	✗ Active V2X app-based communication	✗ Active V2X app-based communication
Works without an app for the VRU	Independent of installation of specific app or software at VRU-end	✓ No installation required on VRU-end	✗ e.g., specific app, maps apps, or firmware package[1]	✗ Add-on integration into location-based 3rd party apps
Integrated into vehicle safety features	Could be integrated into specific ADAS features e.g., automatic emergency braking	✓ Deep integration with other ADAS sensors	? Phone-based warning function, potentially with ADAS integration[2]	✗ Phone-based warning function only (no ADAS integration)
On track to scale	Active development with tangible plan for strong roll-out	✓ Currently in MVP development	? Pilot phase, testing ended in 2020 due to lack of data/ user coverage	? Low scale, given reliance on SDK[3] integration

1. Based on radio transmitter and receiver
2. Published as communication with engine ECU
3. Software development kit

19

SAVERONE

We have strong ambitions and estimate a revenue potential of >480m USD by 2035 11m Sensors sold 2035 2028 First revenues 1 ~ 160 ~ 485 +49% p.a. ~30% Gross margin 2035 51M NPV 3 , in USD Business plan Revenues , in USDm 2030 Profitability reached 2 20 ~ 30 2028 30 2035 1. From premium passenger cars and commercial vehicles 2. Measured in EBITDA 3. Based on cash flows until 2035, excl. terminal value. WACC of 8.5% used for discounting cashflows ~12% EBITDA margin 2035

We will spin - off the VRU business into a separate entity – and are looking for a financial investment to support product development Strategic partner 1 21 N e w Co VRU 1. Will contribute technical expertise (e.g., chip design, sourcing, industrialization, manufacturing, logistics), commercial expertise (e.g., OEM relationships, sales channels, automotive grade process excellence), financing

We are ready to start, and will get the product MVP to customers in 2025 Hardware production with a partner Q1 2025 Demo & testing mid - 2025 MVP demo to customers Project initiation Si m ulation First customer feedback This approach seems very interesting I could imagine installing the VRU solution in our autonomous L4 trucks 1 We have already achieved a lot… … and will continue at full speed 22 1. Expert interview

We need ~ 35m USD to develop the commercial VRU solution and win first customers 4 2 23 F und i ng need in USDm Marketing & Sales General and administrative cost Capital need until product commercialization 2028 35 • Business development and first sales activities • Project management • Build - up of finance, accounting, HR & admin  PoC with OEM to generate demand  Initial review of technology  Development of MVP with tier - 1  Testing of technology  Chip development based on existing chip design of a partner  Develop manufacturing specifications Product development and R&D 29

24 Investment highlights in a nutshell 1.5bn USD Market opportunity 1 st ADAS sensor to look beyond line - of - sight >485m USD Revenue opportunity 2035 24 ~30bn USD Annual economic cost of VRU injuries in US & EU 1 >50 USD Willingness to pay by OEM customers 2 ~59m USD EBITDA opportunity 2035 Sources: NHTSA (2019), Destatis (2022), BASt (2024) 1. Based on VRU injuries and related economic cost in road traffic in Germany 2022 (extrapolated to EU) and US 2. As of expert survey

A P P E NDIX 25

Our product is addressing the market for active safety and ADAS/AD

Focus of our VRU solution (Active Safety; ADAS/Autonomous Driving (AD))

	Passive Safety	Active Safety	ADAS/Autonomous Driving (AD)
Main objective	Mitigation of impact of collisions for occupants and VRUs	Avoidance of collisions	Enhanced comfort
SAE levels	n/a	0	1, 2, 2+, 3, 4, 5
Examples of systems Occupants	Airbag Safety belt Chassis construction Fuel Pump Shut-Off Switch	Automatic emergency braking system Car-to-Car Driver Distraction Monitoring Blind Spot Detection Electronic stability program	Adaptive Cruise Control Lane Centering
Examples of systems VRU	Chassis construction to reduce impact eCall system[1]	Automatic emergency braking system Cyclist & Pedestrian	L2+ or L4 in urban environments

1. For both VRUs and occupants

26

SAVERONE

Our VRU solution addresses the most important unsolved problems in vehicle safety

Largest unsolved problems in vehicle safety today, (5 being highest)



Driver distraction and inattention
3.1
Safety assist (active safety and ADAS / AD)
2.8
Vulnerable road user protection
2.2
Substance-impaired driving
1.9
Driver and passenger protection
1.8
Road infrastructure
1.5
Cybersecurity
0.9
Emergency Response
0.4

Our VRU solution addresses the most important problems in vehicle safety through:

Improving existing ADAS systems
&
Providing resilient VRU detection

Source: Expert survey with n = 24

27

SAVERONE